UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cingulate Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

17248W105
(CUSIP Number)

Shane J. Schaffer Chief Executive Officer 1901 W. 47th Place Kansas City, KS 66205 Telephone Number (913) 942-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 17248W105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter J. Werth
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	33,095*
Shares Beneficially	8. Shared Voting Power:	2,806,620*
Owned by
Each Reporting	9. Sole Dispositive Power:	33,095*
Person With	10. Shared Dispositive Power:	2,806,620*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,839,715*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 18.1%*
14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Peter J. Werth (“Mr. Werth”) may be deemed to beneficially own an aggregate of 985,711 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”) consisting of (i) 21,849 shares of Common Stock and stock options to purchase 11,246 shares of Common Stock held directly by Mr. Werth and (ii) 2,798,320 shares of Common Stock and warrants to purchase up to 8,300 shares of Common Stock held directly by Werth Family Investment Associates LLC where Mr. Werth serves as the Chief Executive Officer and Manager. Excludes 21,737 shares of Common Stock underlying unvested stock options held directly by Mr. Werth. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Werth may be deemed to beneficially own 2,839,715 shares of Common Stock, representing 18.1% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing reported beneficial ownership percentage is based upon 15,658,798 shares of Common Stock issued and outstanding as of August 11, 2023, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 17248W105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Werth Family Investment Associates LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: Connecticut

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,806,620**
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,806,620**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,806,620**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 17.9%**
14.	Type of Reporting Person (See Instructions): OO

**As of the date hereof, Werth Family Investment Associates LLC (“Werth Associates”) may be deemed to beneficially own 2,806,620 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”), consisting of 2,798,320 shares of Common Stock and warrants to purchase up to 8,300 shares of Common Stock. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Werth may be deemed to beneficially own 2,806,620 shares of Common Stock, representing 17.9% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing reported beneficial ownership percentage is based upon 15,658,798 shares of Common Stock issued and outstanding as of August 11, 2023, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D field on behalf of the Reporting Persons with the Securties and Exchange Commission on December 20, 2021, as amended on December 23, 2022 and July 25, 2023 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

On December 10, 2021 (the “Event Date”), the Issuer closed an underwritten public offering (the “IPO”) of 4,166,666 Units (the “Units”) and warrants to purchase 624,999 shares of Common Stock, with each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock.

Prior to the IPO, Mr. Werth beneficially owned 858,280 shares of Common Stock consisting of (i) 21,849 shares of Common Stock held directly by Mr. Werth and (ii) 836,431 shares of Common Stock held directly by Werth Associates.

On December 7, 2021, in connection with the IPO, the Issuer granted Mr. Werth an option to purchase 8,983 shares of Common Stock for no consideration (the “Option”). The Option vests in four (4) equal annual installments commencing on December 7, 2022. The exercise price of the Option is $6.00 per share and the Option expires on December 7, 2031.

On the Event Date, Werth Associates purchased 8,300 Units in the IPO at a price of $6.00 per Unit for an aggregate purchase price of $49,800. The warrants comprising the Units are exercisable at $6.00 per share and expire December 10, 2026. Werth Associates purchased the Units with investment capital.

On February 25, 2022, the Issuer granted Mr. Werth a stock option to purchase 9,000 shares of Common Stock for no consideration. The stock option vests on the one-year anniversary of the date of grant. The exercise price of the stock option is $1.38 per share and the stock option expires on February 25, 2032.

On March 17, 2022, Werth Associates purchased 27,000 shares of Common Stock at $1.79 per share for an aggregate purchase price of $48,330. Werth Associates purchased the Common Stock with investment capital.

On September 6, 2022, Werth Associates purchased 74,500 shares of Common Stock at $1.5198 per share for an aggregate purchase price of $113,225. Werth Associates purchased the Common Stock with investment capital.

On December 13, 2022, Werth Associates purchased 28,934 shares of Common Stock at a weigted average price of $0.9823 per share for an aggregate purchase price of $28,422. Werth Associates purchased the Common Stock with investment capital.

On June 15, 2023, the Issuer granted Mr. Werth a stock option to purchase 15,000 shares of Common Stock for no consideration. The stock option vests on the one-year anniversary of the date of grant. The exercise price of the stock option is $0.98 per share and the stock option expires on June 15, 2033.

On August 11, 2023, Werth Associates purchased 1,823,155 shares of Common Stock from the Issuer in a private placement priced at the market under Nasdaq rules at a purchase price per share of $0.5485 for an aggregate purchase price of $1,000,000.52. Werth Associates purchased the shares of Common Stock with investment capital.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 15,658,798 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 11, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

As of the date hereof, Mr. Werth may be deemed to beneficially own 2,839,715 shares of Common Stock of the Issuer, consisting of (i) 21,849 shares of Common Stock and stock options to purchase 11,246 shares of Common Stock held directly by Mr. Werth and (ii) 2,798,320 shares of Common Stock and warrants to purchase up to 8,300 shares of Common Stock held directly by Werth Associates. As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Werth may be deemed to beneficially own 2,839,715 shares of Common Stock, representing 18.1% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2023

By:	/s/ Peter J. Werth*
Peter J. Werth

WERTH FAMILY INVESTMENT ASSOCIATES LLC

By:	Peter J. Werth, its Chief Executive Officer

By:	/s/ Peter J. Werth
Name:	Peter J. Werth
Title:	Chief Executive Officer

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).